Exhibit 99.1

RRSAT EXPANDS ITS NEW YORK METROPOLITAN AREA FIBER CONNECTIVITY
Two additional POPs are scheduled to launch within the Region

REEM, Israel – December 15, 2010 – RRsat Global Communications Network (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today the opening of its 111 8th Ave POP (Point of Presence) in New York City, RRsat’s second POP in the New York metropolitan area with a third POP at 60 Hudson St. scheduled to launch in the near future.

These New York City POPs mark the expansion of RRsat’s fiber capabilities, beyond its current POP at 165 Halsey Street in Newark, New Jersey, strengthening the ability for content providers and broadcasters to reach RRsat via fiber and giving them access to the RRsat Global Network with its proven ability to broadcast globally.

 “This is an important step forward in expanding our North American and global operations,” said Lior Rival, Vice President, Sales and Marketing, of RRsat. “This second New York area POP, to be followed shortly with the Hudson Street POP, provides us additional access to the US market and enhances our ability to meet the US broadcasting industry's demands for high quality, reliable, and expert services, be it via satellite, fiber, or a combination of the two.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to establish new POPs or maintain existing POPs, (viii) our ability to report future successes, (ix) our ability to expand our activity in the North American market, and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.